UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMAGEWARE SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45245S108

(CUSIP Number)

Harvey R. Kohn

Helen Kohn

234 Hamlet Drive

Jericho, New York 11753

with a copy to:

Kathy H. Rocklen, Esq.

Proskauer Rose LLP

1585 Broadway

New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45245S108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harvey R. Kohn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) PF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 1,758,430
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,758,430

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,758,430
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 45245S108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Helen Kohn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) PF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 1,752,430
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,752,430

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,430
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE:

This Amendment No. 1 (this “Amendment No. 1”) relates to the Schedule 13D (the “Schedule 13D”), filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2007. This Amendment No. 1 is being filed with the SEC by Mr. Harvey R. Kohn and Mrs. Helen Kohn (each, a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Kohn and Mrs. Kohn are husband and wife. This Amendment No. 1 relates is the common stock, par value $0.01 per share (“Common Stock”), of ImageWare Systems, Inc. a Delaware corporation (the “Issuer”), with its principal executive offices located at 10883 Thornmint Road, San Diego, California 92127.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following:

On March 12, 2008, Mrs. Kohn acquired exercisable warrants to purchase 148,293 shares of Common Stock at an exercise price of $1.00 per share, pursuant to anti dilution provisions of warrants held by Mrs. Kohn. On September 5, 2008, Mrs. Kohn acquired exercisable warrants to purchase 444,877 shares of Common Stock at an exercise price of $0.50 per share, pursuant to anti dilution provisions of warrants held by Mrs. Kohn. On September 5, 2008, Mr. Kohn, through his SEP account, purchased from the Issuer 70 shares of the Issuer’s Series D 8% Convertible Preferred Stock (the “Preferred Stock”) at a price of $1,000 per share, or an aggregate purchase price of $70,000, from personal funds on hand. The 70 shares Preferred Stock are convertible into 140,000 shares of Common Stock at a conversion price of $0.50 per share at anytime from February 28, 2009 until February 28, 2014.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated by adding the following:

(a) and (b) The percentage set forth below is based on 18,143,259 shares of the Common Stock outstanding as of September 12, 2008 as reported in a Form 10-Q filed by the Issuer with the SEC on September 18, 2008.

Mr. Kohn beneficially owns an aggregate of 1,758,430 shares of Common Stock, comprised of (i) an aggregate of 29,400 shares of Common Stock owned of record by Mr. Kohn, (ii) 20,000 shares of Common Stock that may be acquired by Mr. Kohn upon the exercise of presently exercisable warrants in his name at an exercise price of $3.13 per share, (iii) an aggregate of 309,200 shares of Common Stock owned by Mr. Kohn, through his SEP account, (iv) 10,400 shares of Common Stock that may be acquired by Mr. Kohn, through his SEP account, upon the exercise of presently exercisable warrants in his name at an exercise price of $2.14 per share, (v) an aggregate of 376,560 shares of Common Stock owned of record by Mrs. Kohn, (vi) 34,486 shares of Common Stock that may be acquired by Mrs. Kohn upon the exercise of presently exercisable warrants in her name at an exercise price of $2.58 per share, (vii) 889,755 shares of Common Stock that may be acquired by Mrs. Kohn upon the exercise of presently exercisable warrants in her name at an exercise price of $0.50 per share, (viii) 14,729 shares of Common Stock that may be acquired by Mrs. Kohn upon the exercise of presently exercisable warrants in her name at an exercise price of $2.68 per share, (ix) 67,900 shares owned of record by the Kohn Family Partnership, of which Mr. Kohn is a general partner, and (x) 6,000 ESP Warrants at an exercise price of $1.575 per share, representing an aggregate of approximately 9.2% of the outstanding Common Stock. Mr. Kohn shares voting and dispositive power with Mrs. Kohn as to such shares, other than the shares issuable upon exercise of the ESP Warrants, as to which he shares voting and dispositive power with the other members of ESP. Mr. Kohn disclaims beneficial ownership of an indeterminate number of the shares issuable upon exercise of the ESP Warrants as to which he has no pecuniary interest.

Mrs. Kohn beneficially owns 1,752,430 shares of Common Stock, comprised of (i) an aggregate of 376,560 shares of Common Stock owned of record by Mrs. Kohn, (ii) 34,486 shares of Common Stock that may be acquired by Mrs. Kohn upon the exercise of presently exercisable warrants in her name at an exercise price of $2.58 per share, (iii) 889,755 shares of Common Stock that may be acquired by Mrs. Kohn upon the exercise of presently exercisable warrants in her name at an exercise price of $0.50 per share, (iv) 14,729 shares of Common Stock that may be acquired by Mrs. Kohn upon the exercise of presently exercisable warrants in her name at an exercise price of $2.68 per share, (v) an aggregate of 29,400 shares of Common Stock owned of record by Mr. Kohn, (vi) 20,000 shares of Common Stock that may be acquired by Mr. Kohn upon the exercise of presently exercisable warrants in his name at an exercise price of $3.13 per share, (vii) an aggregate of 309,200 shares of Common Stock owned by Mr. Kohn, through his SEP account, (viii) 10,400 shares of Common Stock that may be acquired by Mr. Kohn, through his SEP account, upon the exercise of presently exercisable warrants in his name at an exercise price of $2.14 per share, and (ix) 67,900 shares owned of record by the Kohn Family Partnership, of which Mrs. Kohn is a general partner, representing an aggregate of approximately 9.2% of the outstanding Common Stock. Mrs. Kohn shares voting and dispositive power with Mr. Kohn as to such shares.

The Cover Pages of this Statement are incorporated herein by reference.

(c) On September 5, 2008, Mr. Kohn, through his SEP account purchased from the Issuer 70 shares of the Preferred Stock at a price of $1,000 per share, or an aggregate purchase price of $70,000, from personal funds on hand. The 70 shares of Preferred Stock are convertible into 140,000 shares of Common Stock at a conversion price of $0.50 per share at any time from February 28, 2009 until February 28, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2008	/s/ Harvey R. Kohn
Harvey R. Kohn

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2008	/s/ Helen Kohn
Helen Kohn